

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Via Email
Angela S. Teer
Senior Counsel
Copano Energy
2727 Allen Parkway, Suite 1200
Houston, Texas 77019

> **Re: Copano Energy, L.L.C.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2011**
> **File No. 001-32329**

Dear Ms. Teer:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director